Free Writing Prospectus Filed Pursuant to Rule 433
Registration Statement Nos. 333-236659 and 333-236659-01
Dated April 29, 2022

2yr SPX Contingent Income Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, underlying supplement, prospectus supplement and prospectus and the "Risk Considerations" on the following page, prior to making an investment decision.

SUMMARY TERMS	
Issuer:	JPMorgan Chase Financial Company LLC ("JPMorgan Financial")
Guarantor:	JPMorgan Chase & Co.
Underlying index:	S&P 500® Index (Bloomberg ticker: SPX Index)
Optional early redemption:	We, **at our discretion**, may redeem the securities early, in whole but not in part, on any of the contingent payment dates (other than the final contingent payment date) for the early redemption payment. If we intend to redeem your securities early, we will deliver notice to The Depository Trust Company, or DTC, at least three business days before the applicable contingent payment date. Any early redemption of the securities will be at our discretion and will not automatically occur based on the performance of the underlying index. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount *plus* (ii) any contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:	• If, on any determination date, the closing level is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of at least $20.00 (at least 2.00% of the stated principal amount) per security on the related contingent payment date. The actual contingent quarterly payment will be provided in the pricing supplement. • If, on any determination date, the closing level is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date. **It is possible that the closing level of the underlying index will be below the downside threshold level on most or all of the determination dates so that you will receive few or no contingent quarterly payments.**
Determination dates†:	August 8, 2022, November 7, 2022, February 6, 2023, May 8, 2023, August 7, 2023, November 6, 2023, February 6, 2024 and May 6, 2024
Contingent payment dates†:	August 11, 2022, November 10, 2022, February 9, 2023, May 11, 2023, August 10, 2023, November 9, 2023, February 9, 2024 and the maturity date
Payment at maturity:	• If the final index value is **greater than or equal to** the downside threshold level: (i) the stated principal amount *plus* (ii) the contingent quarterly payment with respect to the final determination date • If the final index value is **less than** the downside threshold level: (i) the stated principal amount *times* (ii) the index performance factor. This cash payment will be less than 70% of the stated principal amount of the securities and could be zero.
Downside threshold level:	70% of the initial index value
Initial index value:	The closing level of the underlying index on the pricing date
Final index value:	The closing level of the underlying index on the final determination date

Index performance factor:	final index value / initial index value
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	Expected to be May 6, 2022
Original issue date (settlement date):	3 business days after the pricing date
Maturity date†:	May 9, 2024
CUSIP / ISIN:	48133FXT7 / US48133FXT73
Preliminary pricing supplement:	http://www.sec.gov/Archives/edgar/data/0001665650/000182912622009091/jpm_424b2.htm

†Subject to postponement

The estimated value of the securities on the pricing date will be provided in the pricing supplement and will not be less than $940.00 per $1,000 stated principal amount security. For information about the estimated value of the securities, which likely will be lower than the price you paid for the securities, please see the hyperlink above. Any payment on the securities is subject to the credit risk of JPMorgan Financial as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.

Hypothetical Payout at Maturity (if the securities have not previously been redeemed)	
Change in Underlying Index	**Payment at Maturity (excluding any coupon payable at maturity)**
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
5.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-30.01%	$699.90
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-80.00%	$200.00
-100.00%	$0.00

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks identified below are not exhaustive. Please see "Risk Factors" in the accompanying prospectus supplement, product supplement, underlying supplement and preliminary pricing supplement for additional information.

Risks Relating to the Securities Generally

- The securities do not guarantee the return of any principal and your investment in the securities may result in a loss.
- You will not receive any contingent quarterly payment for any quarterly period if the closing level of the underlying index on the relevant determination date is less than the downside threshold level.
- The contingent quarterly payment is based solely on the closing levels of the underlying index on the specified determination dates.
- The securities are subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., and any actual or anticipated changes to our or JPMorgan Chase & Co.'s credit ratings or credit spreads may adversely affect the market value of the securities.
- As a finance subsidiary, JPMorgan Financial has no independent operations and has limited assets.
- Investors will not participate in any appreciation of the underlying index.
- Early redemption risk.
- Secondary trading may be limited.
- The final terms and estimated valuation of the securities will be provided in the pricing supplement.
- The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to Conflicts of Interest

- Economic interests of the issuer, the guarantor, the calculation agent, the agent of the offering of the securities and other affiliates of the issuer may be different from those of investors.
- Hedging and trading activities by the issuer and its affiliates could potentially affect the value of the securities.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

- The estimated value of the securities will be lower than the original issue price (price to public) of the securities.
- The estimated value of the securities does not represent future values of the securities and may differ from others' estimates.
- The estimated value of the securities is derived by reference to an internal funding rate.
- The value of the securities as published by J.P. Morgan Securities LLC (and which may be reflected on customer account statements) may be higher than the then-current estimated value of the securities for a limited time period.
- Secondary market prices of the securities will likely be lower than the original issue price of the securities.
- Secondary market prices of the securities will be impacted by many economic and market factors.

Risks Relating to the Underlying Index

- JPMorgan Chase & Co. is currently one of the companies that make up the underlying index.
- Investing in the securities is not equivalent to investing in the underlying index.
- Adjustments to the underlying index could adversely affect the value of the securities.
- Governmental legislative and regulatory actions, including sanctions, could adversely affect your investment in the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under "Additional Information about the Securities — Tax considerations" concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.